WP Stewart & Co. Growth Fund, Inc.
Form: N-SAR December 31, 2003
Attachment Item 77C


At an annual meeting of shareholders of the W.P. Stewart & Co.
Growth Fund, Inc. held on July 15, 2003, such shareholders voted on the proposal to elect five members to the Funds Board of Directors to hold office until their successors are duly elected and qualified. The proposal was approved by the shareholders. The results of the proxy vote were 780,573 FOR, 0 AGAINST, and 27,492 Abstentions.